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                                                                                                               OMB APPROVAL
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FORM 4                                                                                                  OMB Number:        3235-0287
------                                                                                                  Expires:  September 30, 1998
                                                                                                        Estimated average burden
                                 U.S. SECURITIES AND EXCHANGE COMMISSION                                hours per response.......0.5
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / CHECK THIS BOX IF NO
    LONGER SUBJECT TO         Filed pursuant to Section 16(a) of the Securities
    SECTION 16. FORM 4            Exchange Act of 1934, Section 17(a) of the
    OR FORM 5 OBLIGATIONS         Public Utility Holding Company Act of 1935
    MAY CONTINUE. SEE              or Section 30(f) of the Investment Company
    INSTRUCTIONS 1(b).                          Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
Berman            Ronald                          S. I. Diamond Technology, Inc. (SIDT)           Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
3006 Longhorn Boulevard, Suite 107                Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)            11/98           ----        title ---       below)
                 (Street)                                                 ------------------                below)
Austin,             Texas            78758                                5. If Amendment,
---------------------------------------------                                Date of Original --------------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                  X   Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/     ---------------------------------------                          Indirect       Owner-
                                   Year)    Code    V       Amount   (A) or   Price                          (I)            ship
                                                                     (D)                                     (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                    11/19/98    C(3)           101,560    A       $0.25                              D
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Common Stock                    11/26/98    C(3)           101,232    A       $0.25         810,839              D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount     8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying           of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities              Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)        ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                             Secur-
                             ative        Year)                  of (D)           Year)                                   ity
                             Security                            (Instr. 3,                                               (Instr. 5)
                                                                 4, and 5)     ----------------------------------------
                                                                               Date     Expira-               Amount or
                                                  ---------------------------- Exer-    tion       Title      Number of
                                                    Code  V     (A)     (D)    cisable  Date                  Shares
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Stock Option - Rt. to Buy    $0.375      5/11/98      A        3,287            (1)    7/29/06  Common Stock     3,287
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Stock Option - Rt. to Buy    $0.375      5/11/98      A        1,096            (1)    7/29/06  Common Stock     1,096
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Stock Option - Rt. to Buy    $0.375      5/11/98      A       20,000            (2)    7/29/07  Common Stock    20,000
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Stock Option - Rt. to Buy    $0.375      5/11/98      A      150,000            (2)    5/11/98  Common Stock   150,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                   3,287                     D
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                                   1,096                     D
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                                  20,000                     D
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                                 150,000                     D
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Explanation of Responses:

(1) Options vest as follows: 1/16 of the options every 3 months for the first year following the original grant date and 1/4 of the remaining options on each anniversary of the grant date for the next succeeding 3 years.

(2)  Options fully vested on grant date.

(3) Mr. Berman made two loans to the Company of $25,000 each on October 19, 1998 and October 26, 1998. Each loan was pursuant to a thirty day promissory note allowing conversion into shares of the Company's Common Stock, at a rate of $0.25 per share.

**Intentional misstatements or omissions of facts constitute Federal Criminal       /s/ Ronald J. Berman        12/10/98
Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                            ---------------------------   --------
                                                                                        Ronald J. Berman          Date

Note:  File three copies of this Form, one of which must be manually signed.                                               PAGE 2
       If space is insufficient, see Instruction 6 for procedure.


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valid OMB Number.
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